Cambridge Capital Group, Ltd.
540 Frontage Road, Suite 3345
(847) 784-0035
Northfield, Illinois 60093

AGREEMENT

This Agreement dated the 10th of November, 2016 by and between Cambridge Capital Group, Ltd.("Cambridge"), a division of Cambridge Energy Group, Ltd., located at 540 Frontage Road, Suite 3345, Northfield, Illinois 60093 and Alcoa GreenTech Inc. (Alcoa), a Nevada Corporation.

Whereas, the parties are desirous for Cambridge and its expertise worldwide to promote Alcoa services and to obtain financing for Alcoa.

Cambridge shall use its best efforts in obtaining operating monies for Alcoa alongside the efforts of Alcoa's officers and directors. Cambridge shall receive Twelve Million (12,000,000) common shares of Alcoa as consideration for these services.

Indemnification: Each party to this agreement will indemnify and hold harmless the other party, as permitted by law, against any and all claims, losses, damages, liabilities, penalties, punitive damages, expenses, reasonable legal fees and costs of any kind or amount whatsoever to the extent that any of the foregoing is directly or proximately caused by negligent or willful acts of omission by the indemnifying party or its agents or representatives and which arise out of the indemnifying party's participation in this agreement. This indemnification will survive the termination of this Agreement.

Dated the 10th day of November, 2016.

Sam Chopra
Alcoa GreenTech Inc.
Chief Executive Officer

Howard J. Goldberg
Cambridge Capital Group, Ltd.
President